EXHIBIT 10.37

SERI Agr No.2018-0048

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement, effective as of December 19, 2017 (“Effective Date”), is between The Schepens Eye Research Institute, Inc. a Massachusetts non-profit organization having a principal place of business at 20 Staniford Street, Boston, Massachusetts 02114 (“SERI”) and Ocugen, Inc., a Delaware corporation having a principal place of business at 5 Great Valley Parkway, Suite 160, Malvern PA 19355 (“Licensee”).

Background

SERI is the owner of certain rights in technology as later defined, subject only to a royalty-free, nonexclusive license previously granted to the United States Government; and

SERI desires to have the rights used to promote the public interest by granting a license;

Licensee has represented to SERI that it has the capabilities and/or experience to develop, produce, market and sell products utilizing technology that is similar to the technology that is the subject of this Agreement and has the financial capacity and the strategic commitment to facilitate the transfer of the technology for the public interest; and

Licensee desires to obtain a license to SERI’s rights and SERI is willing to grant a license upon the terms and conditions of this Agreement.

SERI and Licensee therefore agree as follows.

Article 1 – Definitions

1.1	“Agreement” means this Exclusive License Agreement, including all attached schedules.

1.2

“Affiliate” means any company, corporation or other business entity that is controlled by, controlling, or under common control with Licensee. For this purpose “control” means direct or indirect beneficial ownership of at least fifty percent (50%) interest in the voting stock (or the equivalent) of the company, corporation or other business or having the right to direct, appoint or remove a majority of members of its board of directors (or their equivalents) or having the power to control the general management of the company, corporation or other business, by law or contract.

1.3	“Field of Use” means all fields.

1.4

“First Commercial Sale” means, with respect to a given Licensed Product, the first commercial sale in an arms-length transaction of such Licensed Product to a third party following the receipt of regulatory approval to commercialize such Licensed Product.

** PORTIONS OF THIS EXHIBIT (INDICATED BY ASTERISKS) HAVE BEEN OMITTED AS THE REGISTRANT HAS DETERMINED THAT (I) THE OMITTED INFORMATION IS NOT MATERIAL AND (II) THE OMITTED INFORMATION WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

1.5	“Licensed Process” means any process covered in whole or in part by an issued, unexpired claim or a pending claim in Patent Rights.

1.6

“Licensed Products” means any product covered in whole or in part by an issued, unexpired claim or a pending claim in the Patent Rights or products manufactured or services or methods of use provided according to a Licensed Process.

1.7	“Licensed Intellectual Property” means Patent Rights, Biological Materials or Technical Information, individually or collectively.

1.8

“Net Sales” means the gross amount actually received by or on behalf of the Licensee, its Affiliate or Sublicensee for sales of the Licensed Products to third parties, less the following: (a) rebates, quantity and cash discounts, chargebacks and other usual and customer discounts to customers, (b) taxes and duties paid, absorbed or allowed that are directly related to the sale of the Licensed Product, (c) credits or allowances for spoiled, damaged, out-dated, rejected or returned Licensed Product, (d) discounts or rebates or other payments required by applicable law, including any governmental special medical assistance programs, and (e) freight, insurance and other transportation expenses to the extent added to the sales prices and set forth separately as such in the total amount invoiced; provided that such deductions are in accordance with GAAP and within industry standards. For the avoidance of doubt, the transfer of any Licensed Product by Licensee or one of its Affiliates to another Affiliate of Licensee for sale by such transferee Affiliate to a third party is not considered a part of gross sales; in such cases, Net Sales is determined based on the gross sales amount made by such Affiliate to such third party, less the adjustments allowed under this Section 1.8. The supply of Licensed Product as samples, for use in non-clinical or clinical trials, or for use in any test or studies reasonably necessary to comply with any applicable laws, rules or regulations is not included in the computation of Net Sales. Net Sales is determined from books and records maintained in accordance with United States generally accepted accounting principles (GAAP) as consistently applied with respect to sales of the Licensed Product.

1.9

“Patent Rights” means [___]**,” and any conversion, continuation, division, or substitution thereof, any patents issuing thereon, any reissues, reexaminations or extensions of the patents and any foreign counterparts of the patent applications and patents.

1.10	“Sponsored Research Agreement” means that certain sponsored research agreement to be entered into by and between Licensor and Licensee.

1.11	“Sublicensee” means any natural person or legal entity, which is not an Affiliate, to which Licensee grants a sublicense of some or all of the rights granted to Licensee under this Agreement.

1.12

“Technical Information” means proprietary know-how or non-public research information owned or controlled by SERI and that SERI has legal right to convey, which (a) was discovered, invented or developed at SERI (i) before the Effective Date by the inventors while they were performing research directly related to the Patent Rights, or (ii) pursuant to the Sponsored Research Agreement, and (b) are reasonably necessary or useful in connection with the development, manufacture, use or commercialization of a Licensed Product or Licensed Process in the Field.

1.13	“Territory” means worldwide.

Article 2 – Grant of Licenses, Reserved Rights and Sublicensing

2.1

License Grants. Subject to all of the terms and conditions of this Agreement and the non-exclusive license granted to the United States government, SERI grants to Licensee an exclusive license under Licensed Intellectual Property, with the right to grant sublicenses, to make, have made, use, offer to sell, sell and import Licensed Products and to practice Licensed Processes in the Territory for the Field of Use for the term of this Agreement; and

The license will continue for the term of this Agreement unless the grant is sooner terminated according to Article 8.

2.2

Affiliates. Licensee is entitled to extend its licenses under this Article 2 to its Affiliates, consistent with all of the terms and conditions of this Agreement. If Licensee does extend its license and an Affiliate assumes obligations under the Agreement, Licensee guarantees performance by the Affiliate. If SERI has a claim arising under this Agreement against an Affiliate, SERI may seek a remedy directly against Licensee and may, but is not is not required to, seek a remedy against the Affiliate. Any termination of the Agreement under Article 8 as to Licensee also constitutes termination as to any Affiliates.

2.3	No Implied Licenses. This Agreement confers no license or rights by implication, estoppel or otherwise under any other patent applications or patents owned in whole or in part by SERI.

2.4	Reserved Rights. The licenses granted by SERI are subject to the following reserved rights.

2.4.1

The rights of the United States of America, as set forth in Public laws 96-517 and 98-620, the regulations promulgated thereunder, and the policy of any funding agencies. Any rights granted hereunder, which are greater than permitted by Public Laws 96-517 and 98-620, are subject to modification as required to conform to the provisions of those statutes.

2.4.2	SERI’s right to make and use the Licensed Intellectual Property in the Field of Use solely for teaching, education and non-commercial research purposes, both laboratory and clinical.

2.4.3

SERI’s right to grant non-exclusive, non-transferable licenses under the Patent Rights to other academic, governmental or not-for-profit organizations to make and use Licensed Intellectual Property solely for non-commercial research purposes in the Field of Use and not for use in human subjects, clinical trials or for diagnostic purposes involving human subjects.

2.5

Sublicensing. Licensee has the right to grant sublicenses under this Agreement consistent with the terms and conditions of this Agreement. Licensee remains responsible for the performance of any Sublicensee under this Agreement, as if the performance were carried out by Licensee.

2.5.1	Notice and Approval. Licensee shall promptly notify SERI in writing of the identity of any prospective Sublicensee.

2.5.2	Form and Content of Sublicenses. Licensee shall issue any sublicense(s) granted by it under this Agreement in writing and shall attach a copy of this Agreement to all sublicenses.

Licensee	shall include the equivalent of at least the following provisions in all sublicenses.

(a)

Sublicensee shall use its commercially reasonable efforts to bring the subject matter of the sublicense into commercial use as quickly as possible and shall report annually to Licensee on its operations under the sublicense.

(b)

Sublicensee shall make payments due to Licensee in relation to Net Sales of Licensed Products in a timely manner, so that Licensee may comply with its obligations to make payments to SERI as set forth in Articles 3 and 4 of this Agreement.

(c)

The terms and conditions of Section 2.4 (Reserved Rights.), Paragraphs 4.2.1 (Books and Records) and 4.2.2 (Inspections), Sections 5.2 – 5.6 (U.S. Manufacture, Other Government Laws, Patent Marking, Publicity, and Confidentiality), Article 6 (Patent Preparation, Filing, Prosecution and Maintenance), Article 7 (Patent Infringement and Enforcement), Paragraph 8.4.4 (Termination- Sublicenses), Article 9 (Indemnification, Defense and Insurance), Article 10 (Disclaimer of Warranties) and Article 12 (Dispute Resolution) of this Agreement are binding on the Sublicensee.

(d)	Sublicensees do not have the right to grant further sublicenses.

2.5.3

Copies of Sublicenses to SERI. Licensee shall forward to SERI a copy of any and all fully executed sublicenses. Such copy shall be postmarked within thirty (30) days of the execution of the sublicense. Licensee shall also forward to SERI annually a copy of the reports received by Licensee from its Sublicensee during the preceding twelve (12) month period under the sublicenses as shall be pertinent to (1) its operations under the sublicense and (2) a royalty accounting under the sublicense agreement.

2.5.4

Licensee’s Continuing Obligations. Nothing is Section 2.5 may be construed to relieve Licensee of its obligations to SERI under this Agreement, including but not limited to Licensee’s obligations under Article 9.

Article 3 – Consideration – Amounts and Time for Payment

In partial consideration of the rights granted by SERI to Licensee under this Agreement, Licensee shall make the following payments to SERI according to this Article 3 and Article 4, on behalf of itself, any Affiliate(s) or Sublicensee(s).

3.1	Reimbursements and Other Financial Consideration

3.1.1

Past Patent Expenses. Within thirty (30) days after the Effective Date, Licensee shall reimburse SERI for all out-of-pocket expenses incurred and paid by SERI before the Effective Date for filing, prosecuting, maintaining and enforcing Patent Rights. Licensee acknowledges that the total amount of these patent expenses is at least thirty-nine thousand six hundred eighty-one dollars and thirty-two cents (US$39,681.32).

3.1.2

Future Patent Expenses. To the extent that Licensee does not exercise its option pursuant to Section 6.2 hereof, Licensee shall pay all out-of-pocket patent expenses incurred or paid by SERI on or after the Effective Date for filing, prosecuting, and maintaining Patent Rights according to Article 6. Licensee shall pay SERI within thirty (30) days after SERI mails Licensee an invoice that documents the out-of-pocket expenses incurred or paid by SERI during the period being invoiced and states the total amount owed to SERI.

3.1.3

License Fee. Licensee shall pay to SERI a non-creditable, non-refundable license fee in the sum of One Hundred Twenty Five Thousand dollars (US$125,000), which is due and payable to SERI as follows: (a) Fifty Thousand dollars (US$50,000) within thirty (30) days of the Effective Date of the Agreement, and (b) Seventy-Five Thousand dollars (US$75,000) on the first anniversary of the Effective Date.

3.1.4

License Maintenance Fees. During the term of the Agreement, Licensee shall pay SERI a non-refundable license maintenance fee as follows: (a) for the first two calendar years following expiration or termination of the Sponsored Research Agreement, [___]** dollars (USD$[___]**) per year, and (b) for each calendar year thereafter, [___]** dollars (USD$[___]**). The obligation to pay license maintenance fees shall terminate upon

3.1.5	Milestone Payments. Licensee shall make the following milestone payments to SERI within [___]** ([___]**) days of the occurrence of the following events:

Development Milestones:

Development Milestone Event	Payment
Initiation of the first dosing of the first patient in the first Phase 1 study for such Licensed Product	$[___]** per Licensed Product for the first 4 Licensed Products
Initiation of the first dosing of the first patient in the first Phase 3 study for such Licensed Product	$[___]** per Licensed Product for the first 4 Licensed Products
Receipt of regulatory approval for such Licensed Product in the United States	$[___]** per Licensed Product for the first 4 Licensed Products

The development milestones shall be due on a Licensed Product by Licensed Product basis. Each development milestone shall be payable only once per Licensed Product up to a maximum of 4 Licensed Products. Upon payment of the 4th Licensed Product within any given milestone event, no further payments shall be due for that milestone event.

Commercial Milestones:

Commercial Milestone Event	Payment
First Commercial Sale of such Licensed Product	$[___]** for 1st Licensed Product and $[___]** for 2nd Licensed Product
Upon annual sales of such Licensed Product reaching $200 million	$[___]** for lst Licensed Product and $[___]** for 2nd Licensed Product
Upon annual sales of such Licensed Product reaching $400 million	$[___]** for 1st Licensed Product and $[___]** for 2nd Licensed Product

The commercial milestones shall be due on a Licensed Product by Licensed Product basis. Each milestone shall be payable only once per Licensed Product up to a maximum of 2 Licensed Products. Upon payment of the 2nd Licensed Product within any given milestone event, no further payments shall be due for that milestone event.

3.1.6

Royalties. Licensee shall pay SERI a royalty equal to [___]** percent ([___]**%) of Net Sales of Licensed Products which incorporate or use the Patent Rights. Royalties payable pursuant to this Section 3.1.6 (a) in any given calendar year shall be credited against maintenance fees payable pursuant to Section 3.1.4 for such year and (b) shall be reduced by the amount of any royalties or other amounts required to be paid by Licensee to third parties in order to freely exercise the Patent Rights, provided that in no event shall the royalties payable to SERI be reduced pursuant to this subsection (b) to less than [___]** percent ([___]**%) of those royalties otherwise payable pursuant to this paragraph 3.1.6 of this Agreement.

3.1.7

Sublicensing Royalties. With respect to Licensed Products sold by a Sublicensee, Licensee shall pay SERI an amount equivalent to the sum SERI would otherwise have received in royalties if Licensed Products were sold directly by Licensee.

Recording and payment of these royalties by Licensee must be made according to the provisions of Article 4.

3.1.8

Royalty Sublicensing or Partnering Income. Licensee shall pay SERI a percentage of sublicense issue fees, sublicense milestone payments (to the extent that Licensee receives payments for achieving milestones other than the milestones provided for in paragraph 3.1.5 above), sublicense maintenance fees, technology access fees, and any similar payments made by Sublicensees to Licensee or an Affiliate on account of sublicenses granted under this Agreement (collectively, “Sublicense Revenues”), as follows:

(a)

With respect to Sublicense Revenues received prior to initiation of the first dosing of the first patient in the first Phase 1 study for the applicable Licensed Product, Licensee shall pay to SERI [___]** percent ([___]**%) of Sublicense Revenue received;

(b)

With respect to Sublicense Revenues received after initiation of the first dosing of the first patient in the first Phase 1 study for the applicable Licensed Product, Licensee shall pay to SERI [___]** percent [___]** ([___]**%) of Sublicense Revenue received.

The aggregate payment by Licensee to SERI pursuant to this Section 3.1.8 shall in no event exceed [___]** dollars ($[___]**), after which the obligation under this Section 3.1.8 shall expire and no further payments hereunder by Licensee shall be due to SERI.

Excluded from Sublicense Revenues are fees for services, research and development, or payments for equity. Licensee shall pay amounts payable pursuant to this Section 3.1.8 to SERI within [___]** ([___]**) days of each calendar quarter in which the applicable Sublicense Revenues are received by Licensee or its Affiliate.

3.2

Waiver or Deferral. Waiver or deferral by SERI of any payment owed under any paragraph under Section 3.1 may not be construed as a waiver or deferral of any subsequent payment owed by Licensee to SERI.

3.3

Combination Packages. If a Licensed Product is sold in a combination package or kit containing other active products or processes, then Net Sales for purposes of determining royalty payments on the combination package will be calculated using one of the following methods, but the royalties payable to SERI may not be reduced to less than fifty percent (50%) of that provided for in paragraph 3.1.6 of this Agreement:

(a)

By multiplying the net selling price of the combination by the fraction A/A+B, where A is the gross selling price, during the royalty-paying period in question, of the Licensed Product sold separately, and B is the gross selling price during the royalty period in question, of the other active products sold separately; or

(b)

If no separate sales are made of the Licensed Product or any of the active products in such combination package during the royalty-paying period in question, Net Sales for the purposes of determining royalty payments, must be calculated by dividing the net selling price of the combination by the number of functions performed by the combination sold where such combination contains active agents other than those licensed under this Agreement.

3.4

Reduced Rate after Expiration of Patents. Licensee’s obligation to pay annual maintenance fees, royalties, milestones fees, sublicense revenue, or other fees and payments provided for herein to SERI shall terminate on a country-by-country basis upon expiration of the last-to-expire patent within the Patent Rights in the applicable country.

Article 4 – Royalty Reports, Payments and Financial Records

4.1

Royalty Reports. Within [___]** ([___]**) days after March 31, June 30, September 30 and December 31, of each year in which this Agreement is in effect, Licensee shall deliver to SERI full, true and accurate reports of its activities and those of its Affiliates or Sublicensee(s), if any, relating to this Agreement during the preceding three month period. These reports must include at least the following:

(a)	Number of Licensed Products manufactured and sold by Licensee, and any Affiliates or Sublicensees, in each country of the Territory;

(b)	Total billings for the Licensed Products sold;

(c)	Deductions applicable to determining Net Sales;

(d)	The nature and amount of Sublicense Income received by Licensee;

(e)	Total royalties due to SERI;

With each report, Licensee shall pay to SERI the royalties due and payable. If no royalties are due, Licensee shall so report. If multiple Licensed Products are covered by the license granted under this Agreement, Licensee shall separately identify each Licensed Product in the royalty report and specify which patents/application within Patent Rights are used for each Licensed Product.

4.2	Record Keeping.

4.2.1

Books and Records. Licensee shall keep, and shall require its Affiliates and Sublicensees to keep, true books of account containing an accurate record (together with supporting documentation) of all data necessary for determining the amounts payable to SERI. Licensee shall keep its records at its principal place of business or the principal place of business of the appropriate division of Licensee to which this Agreement relates and shall require its Affiliates and Sublicenses to keep their books and records in the same manner.

4.2.2

Inspections. In order for SERI to determine the correctness of any report or payment made under this Agreement, Licensee shall make its records available to SERI for inspection, for a period of three (3) years following the end of the calendar year to which they pertain. Licensee shall also require any Affiliates or Sublicensees to make their records available for inspection by SERI, in the same manner as provided in this paragraph 4.2.2.

SERI may inspect the records at Licensee’s facility(ies) where such records are normally kept during regular business hours by a certified public accountant selected by SERI and reasonably acceptable to the licensed entity whose records are being inspected. In conducting inspections under this paragraph 4.2.2, Licensee agrees that SERI’s accountant may have access to all records reasonably necessary to calculating royalties owed to SERI under Article 3.

An examination by SERI under this Section 4.2.2 will occur not more than once in any calendar year and will be limited to the pertinent books and records for any calendar year ended not more than two (2) years before the date of the request. Licensee may require the accounting firm to sign a standard non-disclosure agreement before providing the accounting firm access to Licensee’s facilities or records. Upon completion of the audit, the accounting firm shall provide Licensee a written report disclosing any discrepancies in the reports submitted by Licensee or, as applicable, the royalties paid, and in each case, the specific details concerning any discrepancies.

SERI is responsible for the cost of any inspection, unless the examination shows an underreporting or underpayment by any entity in excess of [___]** percent ([___]**%) for any [___]** ([___]**) month period, in which case Licensee shall pay the cost of the inspection as well as any additional sum that would have been payable to SERI had the Licensee reported correctly, plus interest as set forth in Section 4.5. If such accounting firm concludes that Licensee overpaid royalties to SERI, then SERI shall either provide a refund or credit for such overpayments to Licensee, within thirty (30) days after the date SERI receives such accountant’s report.

4.3

Form of Payments and Taxes. Licensee must make all payments to be made to SERI in Boston, Massachusetts, or at such other place or in such other way as SERI may reasonably designate. Payments must be paid by check made payable to Massachusetts Eye and Ear and sent to:

Director

Intellectual Property & Commercial Ventures

Massachusetts Eye and Ear

243 Charles Street

Boston, MA 02114

or if by wire transfer, using the following information:

[___]**

ABA Routing #[___]**

ACCOUNT NAME: [___]**

ACCOUNT NUMBER: [___]**

ADDRESS: [___]**

Ref: [___]**

Licensee shall pay all amounts payable to SERI under this Agreement in United States funds without deduction for taxes, exchange, collection or other charges that may be imposed by any country or political subdivision with respect to any amounts payable to SERI under this Agreement. Licensee is responsible for paying, or ensuring payment of, such taxes, exchange, collection or other charges.

4.4

Currency Conversion. If any currency conversion is required in connection with any payment owed to SERI, the conversion will be made at the buying rate for the transfer of such other currency as quoted by the Wall Street Journal on the last business day of the applicable accounting period in the case of any payment payable with respect to a specified accounting period or, in the case of any other payment, the last business day before the date the payment is due.

4.5

Interest. Any payment owed to SERI under this Agreement that is not made when due will accrue interest beginning on the first day following the due date specified in Article 3. The interest will be calculated at the annual rate of the sum of (a) [___]** percent ([___]**%) plus (b), [___]** rate quoted by Bank of America on the date the payment is due, the interest being compounded on the last day of each calendar quarter. However, the annual rate may not exceed the maximum legal interest rate allowed in Massachusetts. The payment of interest as required by this Section does not foreclose SERI from exercising any other rights or remedies it has as a consequence of the lateness of any payment.

Article 5 – Operations under the License

5.1	Due Diligence.

5.1.1

General Obligations. Licensee shall use commercially reasonable efforts to bring one or more Licensed Products to the marketplace as soon as reasonably practicable, through a diligent and aggressive program of development, production and distribution. Such efforts must be not less than those expended by Licensee respect to its other products of a similar value, stage, development, life cycle, and commercial potential. After commercialization, Licensee shall continue active and diligent efforts to keep Licensed Products available to the public.

5.1.2

Development Plan. Within [___]** ([___]**) days after the earlier of 1) the second anniversary of the Effective Date, or 2) the end of the Sponsored Research Agreement, Licensee shall provide SERI with a bona fide written development plan that describes Licensee’s plan for bringing the subject matter of the Licensed Intellectual Property to practical application (“Development Plan”). The Development Plan must set forth the particular Licensed Products and practical applications of Licensed Products that Licensee initially intends to develop, cite Licensee’s specific goals and objectives for the ensuing year for developing or commercializing the Licensed Intellectual Property and outline Licensee’s plan for achieving the specific due diligence obligations set forth in Section 5.1.3 below. The outline must include actual or projected financial resources or strategic alliances that will be required to meet such objectives.

5.1.3

Specific Diligence Benchmarks. Licensee shall use its commercially reasonable efforts to meet the following specific effort and achievement benchmarks (“Diligence Benchmarks”) by the dates specified in this paragraph.

(a)	Within 30 days of the Effective Date, Ocugen shall execute the Sponsored Research Agreement supporting certain budgeted activities in the Haider Lab over a period of two years.

(b)

Within 30 days of the termination or expiration of the Sponsored Research Agreement, Company will provide additional Diligence Benchmarks and dates which are consistent with the goals and timeline in its Development Plan in paragraph 5.1.2.

For purposes of this paragraph 5.1.3, SERI will consider efforts of an Affiliate or Sublicensee as efforts of Licensee.

5.1.4	Adjustments. The Diligence Benchmarks or dates set forth above may be adjusted by mutual agreement by the parties.

5.1.5

Development and Commercialization Reports. On or before each anniversary of the Effective Date, Licensee shall provide to SERI a written report describing the efforts by Licensee, or any Affiliates or Sublicensees, to bring one or more Licensed Products to the marketplace. The report must be in sufficient detail to permit SERI to monitor Licensee’s compliance with the due diligence provisions of this Agreement.

Licensee shall include at least the following in these reports: (a) a summary of Licensee’s progress toward meeting the goals and objectives that had been established for the previous year; and (b) a summary of Licensees goals and objectives for the ensuing year for developing and commercializing Licensed Intellectual Property including an identification of additional Licensed Products that Licensee intends to develop, if any; and (c) to the extent not covered by the foregoing, a summary of Licensee’s progress in meeting the Diligence Benchmarks of Section 5.1.3.

If multiple technologies are covered by this Agreement, the progress report must provide the information set forth above for each Licensed Product.

5.1.6

Failure to Perform. Licensee’s failure to perform with any due diligence requirement provided in any paragraph in this Section 5.1 is grounds for SERI to terminate this Agreement according to Section 8.2.3.

5.1.7

Conversion to Non-exclusive License. If the exclusive license granted under this Agreement is converted to a non-exclusive license, this Agreement is automatically amended as follows; (a) the exclusive license of Section 2.1 becomes a non-exclusive license, (b) Licensee loses the right to grant sublicenses under Section 2.5, (c) the obligations of paragraphs 5.1.1. 5.1.2 and 5.1.3 continue to apply but the other paragraphs of Section 5.1 are waived, (d) the obligation under Section 5.2 no longer applies, (e) Licensee has no further rights under Section 6.1 and 6.2, and (f) SERI has the sole right to pursue apparent infringements and the terms of Article 7 no longer apply.

5.2

U.S. Manufacture. Licensee shall manufacture Licensed Products leased, used or sold in the United States substantially in the United States as required by 35 U.S.C. 204 and 37 C.F.R. 401 et. seq., as amended. Licensee shall also require any Affiliate(s) or Sublicensee(s) to comply with this U.S. manufacture requirement.

5.3

Other Government Laws. Licensee shall comply with, and ensure that its’ Affiliates and Sublicensees comply with, all government statutes and regulations that apply to Licensed Products. These may include but are not limited to FDA statutes and regulations, the Export Administration Act of 1979, as amended, codified in 50 App. U.S.C. 2041 et seq. and the regulations promulgated thereunder or other applicable export statutes or regulations.

5.4

Patent Marking. Licensee shall mark, and shall require its Sublicensees and Affiliates to mark, all Licensed Products sold in the United States with the word “Patent” and the number or numbers of Patent Rights applicable to the Licensed Product.

5.5

Publicity – Use of Name. No public disclosure of the terms of, this Agreement may be made by either party, and neither party shall use the name, trademark, trade name or logo of the other party in any publicity, news release or public disclosure relating to this Agreement or its subject matter without the prior express written permission of the other party, except as may be required by applicable law based on the advice of counsel or expressly permitted by the terms hereof. Any press releases prepared by one party and related to this Agreement will be provided to the other party in advance of publication for the other party’s review and comment. If public disclosure of the terms of this Agreement is required by any applicable law or the rules and regulations of any securities exchange on which a party’s securities are traded, the disclosing party shall provide copies of the disclosure reasonably in advance of such filing or other disclosure, but not later than five (5) business days prior to the filing, for the non-disclosing party’s prior review and comment and to allow the other party a reasonable time to object to any such disclosure or to request confidential treatment thereof. If the disclosure is substantially similar to prior disclosures made by the party and for which the obligations of this provision have been satisfied, the disclosing party need not share such disclosure ahead of it being made. Notwithstanding anything to the contrary contained herein, Licensee may (a) refer to publications in the scientific literature by employees of SERI or (b) state that a license from SERI has been granted as provided in this Agreement.

5.6

Confidentiality. Information that is provided to Licensee by SERI in connection with patent prosecution under the terms of Section 6 shall constitute “SERI Confidential Information”. All documents and information provided by Licensee to SERI in connection with or in furtherance of this Agreement shall constitute “Licensee Confidential Information” (such information and the SERI Confidential Information sometimes hereinafter being referred to as the “Confidential Information”). Each of Licensee and SERI (as applicable, “Recipient”) agrees that, during the term of this Agreement, and for five (5) years thereafter, to employ all reasonable efforts to maintain the Confidential Information of the other party (the “Disclosing Party”) as secret and confidential, such efforts to be no less than the degree of care employed by Recipient to preserve and safeguard its own Confidential Information. The Disclosing Party’s Confidential Information shall not be disclosed or revealed to anyone except employees or agents of or consultants to the Recipient who have a need to know the information and who have entered into a secrecy agreement with the Recipient under which such employees, agents, or consultants are required to maintain confidential the Disclosing Party’s Confidential Information and such employees, agents, or consultants shall be advised by the Recipient of the confidential nature of the information and that the information shall be treated accordingly. The Recipient’s obligations under this Section shall not extend to any part of the information:

(a)	that can be demonstrated to have been in the public domain or publicly known and readily available to the trade or the public prior to the date of the disclosure; or

(b)

that can be demonstrated, from written records to have been in the Recipient’s possession or readily available to the recipient from another source not under obligation of secrecy to the disclosing party prior to the disclosure; or

(c)	that becomes part of the public domain or publicly known by publication or otherwise, not due to any unauthorized act by the Recipient; or

(d)	that is demonstrated from written records to have been developed by or for the Recipient without reference to confidential information disclosed by the Disclosing party; or

(e)	that is required to be disclosed by law, government regulation or court order.

Notwithstanding the foregoing, Licensee may publish manuscripts, abstracts or the like describing the Patent Rights and inventions contained therein, provided SERI Confidential Information as defined in this Section, is not included without first obtaining written approval from SERI to include such SERI Confidential Information, such approval not to be unreasonably withheld.

Article 6 – Patent Preparation, Filing, Prosecution and Maintenance

6.1

Responsibility. SERI, in its sole discretion, is responsible for preparing, filing, prosecuting and maintaining the patent applications and patents included within Patent Rights. For purposes of this Agreement, “patent prosecution” includes ex parte prosecution, interference proceedings, reissues, reexaminations and oppositions. As long as the license remains exclusive, SERI shall provide, or cause its agent to provide, copies of relevant correspondence between SERI and the United States Patent Office or the various foreign patent offices and give Licensee reasonable opportunity to advise SERI or SERI’s counsel on such matters. Licensee designates the following individual or department for receiving the patent-related correspondence.

[___]**

[___]**

Ocugen Inc.

5 Great Valley Parkway Suite 160

Malvern PA 19355

[___]**

Upon Licensee’s request, SERI shall be available to consult with Licensee on matters relating to preparing, filing, prosecuting or maintaining any of the applications or patents within Patent Rights, which matters may be of particular interest to Licensee. SERI, shall consider the legitimate interests of Licensee in performing its responsibility under this Section 6.1. SERI designates the following individual or department to receive such requests by Licensee.

Director

Intellectual Property & Commercial Ventures

Massachusetts Eye and Ear

243 Charles Street

Boston, MA 02114

6.2

Right to Assume. Notwithstanding the provisions of Section 6.1, after the first anniversary of the Effective Date Licensee shall have the right, but not the obligation, to assume responsibility for and control of the prosecution and maintenance of the Patent Rights throughout the Territory in SERI’s name, at Licensee’s cost and expense. If Licensee exercises its option pursuant to this Section 6.2, Licensee shall provide, or cause its agent to provide, copies of relevant correspondence between Licensee and the United States Patent Office or the various foreign patent offices and give SERI reasonable opportunity to advise Licensee or Licensee’s counsel on such matters.

With respect to any patent application filed after the Effective Date that is either owned jointly by the parties or solely by Licensee, Licensee in its sole discretion, shall be responsible for preparing, filing, prosecuting and maintaining the patent applications and patents. Licensee shall provide, or cause its agent to provide, copies of relevant correspondence between Licensee and the United States Patent Office or the various foreign patent offices.

6.3

Cooperation. Licensee (or SERI, in the event that Licensee exercises its rights pursuant to Section 6.2) shall cooperate with SERI (or Licensee) in preparing, filing, prosecuting and maintaining the patent applications and patents within Patent Rights. Each party shall provide prompt notice to the other party of any matter that comes to its attention that may affect the patentability, validity or enforceability of any patent application or patent within Patent Rights.

6.4

Relinquishing Rights. Licensee may surrender its licenses under any, of the patents or patent applications within Patent Rights in any country of the licensed Territory by giving [___]** ([___]**) days advance written notice to SERI. However, if Licensee is surrendering any patent or application within Patent Rights on which an interference proceeding or opposition has been declared or filed, the notice period is one hundred and eighty (180) days. If Licensee so surrenders its rights, it will remain responsible for all patent-related expenses incurred by SERI during the applicable notice period. Thereafter, Licensee will have no further obligation to pay any patent expenses for the patents or patent applications that it surrendered. Notwithstanding the foregoing, if such surrender results in termination of all rights under this Agreement, then the termination notice provision in Section 8.3, below, shall apply.

6.5

Election Not to Continue Prosecution; Abandonment. If SERI elects not to continue the prosecution or maintenance of a Patent Right in the Territory, then (a) SERI shall so notify Licensee promptly in writing of its intention in good time to enable Licensee to meet any deadlines by which an action must be taken to establish or preserve any such rights in such patent in the Territory, and (b) Licensee shall have the right, but not the obligation, to file for, or continue to prosecute, maintain or enforce, or otherwise pursue such Patent Rights in the Territory, and SERI shall cooperate with Licensee in regards thereto.

Article 7 – Patent Infringement and Enforcement

7.1

Notice. If at any time during the term of this Agreement, Licensee becomes aware of an apparent Substantial Infringement (as defined in Section 7.2) in a particular country of a patent within Patent Rights, it will promptly notify SERI.

7.2	Action by SERI.

7.2.1

Procedure. SERI is responsible for enforcing its Patent Rights and prosecuting apparent infringers. Licensee may request SERI to take steps to protect the Patent Rights from an apparent infringement. However, before SERI must respond to the request, Licensee shall supply SERI (i) an opinion of qualified legal counsel that an infringement of the Patent Rights exists in a particular country and (ii) with written evidence demonstrating that an infringement of the Patent Rights exists in a particular country (“Substantial Infringement”).

7.2.2

SERI has three (3) months from the date of receiving satisfactory written evidence from Licensee of a Substantial Infringement to decide whether it will seek to terminate the Substantial Infringement. SERI shall give Licensee notice of its decision by the end of this three-month period. If SERI notifies Licensee that it intends to prosecute the alleged infringer, then SERI has six (6) months from the date of its notice to Licensee to either (a) cause the Substantial Infringement to terminate or (b) initiate legal proceedings against the infringer. If any such suit is brought by SERI in its own name, or jointly with licensee if required by law, it will be at SERI’s expense and on its own behalf, but SERI shall not be obligated to bring more than one such suit at a time.

7.2.3

Licensee’s Right to Join. Licensee independently has the right to join any legal proceeding brought by SERI under this Section 7.2 and fund up to fifty percent (50%) of the cost of the legal proceeding from the date of joining. If Licensee elects to join as a party plaintiff pursuant to this paragraph 7.2.2, Licensee may jointly participate in the action with SERI, but SERI’s counsel will be lead counsel.

7.3	Action by Licensee.

7.3.1

Procedure. If SERI notifies Licensee within the first three-month period that it does not intend to prosecute the Substantial Infringement or, if SERI fails to cause the Substantial Infringement to terminate or bring legal proceeding to compel termination within [___]** ([___]**) months of the date of its notice to Licensee, then Licensee may initiate legal proceedings against the alleged infringer, at Licensee’s expense according to the terms of this Section 7.3. Before Licensee commences any legal proceeding with respect to the Substantial Infringement, Licensee shall consider in good faith the views of SERI, particularly as they relate to the potential effects on the public interest. Licensee has the right to join SERI as a party-plaintiff if required by law, at Licensee’s expense.

7.3.2

SERI’s Right To Join. SERI independently has the right to join any legal proceeding brought by Licensee under this Section 7.3 and fund up to [___]** percent ([___]**%) of the cost of the legal proceeding from the date of joining. If SERI elects to join as a party plaintiff pursuant to this paragraph 7.3, SERI may jointly participate in the action with Licensee, but Licensee’s counsel will be lead counsel.

7.3.3

Reduction of Royalties. If Licensee initiates legal proceedings under this Section 7.3 in any country and SERI does not independently join the proceeding, License may deduct up to [___]** percent ([___]**%) of Licensee’s documented costs and expenses of the proceeding (including reasonable attorney fees) from running and minimum royalties payable to SERI under paragraphs 3.1.6, 3.1.7 and 3.1.8 of this Agreement from sales of Licensed Products covered by the patent(s)-in suit. However, Licensee may not reduce SERI’s royalty payments by more than [___]** percent ([___]**%) of the amount otherwise due under Article 3. If [___]** percent ([___]**%) of Licensee’s costs and expenses exceed the amount of royalties deducted by Licensee for any calendar year, Licensee may, to that extent, reduce the royalties due to SERI in succeeding calendar quarters for so long as Licensee is actively engaged in legal proceedings to terminate the Substantial Infringement. However, Licensee may not reduce total royalties due to SERI in a given calendar quarter by more than [___]** percent ([___]**%). Licensee’s right to reduce royalty payments to SERI under this paragraph 7.3.3 applies only for so long as the Substantial Infringement continues.

7.3.4

Settlement. Regardless of whether a party is joined or joins any legal proceeding initiated by the other party, neither party shall enter into any settlement, consent judgment or other voluntary final disposition of the legal proceeding without the prior written consent of the other party.

7.4

Cooperation. If one party initiates legal proceedings to enforce the Patent Rights pursuant to this Article 7, the other party shall cooperate with and supply all assistance reasonably requested by the party initiating the proceedings, at the initiating party’s request and expense.

7.5

Distribution of Amounts Paid by Third parties. In any legal proceeding brought by SERI under Section 7.2 and funded solely by SERI, any damages or other amounts recovered as a result of the proceeding will be retained by SERI. In any other legal proceeding, any damages or other amounts will be distributed as follows. The damages or other amounts will first be used to reimburse Licensee and SERI for litigation costs not paid from royalties and then to reimburse SERI a sum equivalent to the total amount of royalties and minimum royalties deducted by Licensee under paragraph 7.3.3. The balance, if any, will be divided equally between the parties.

7.6

Declaratory Judgment Actions. In the event that any third party initiates a declaratory judgment action alleging the invalidity or unenforceability of the Patent Rights, or if any third party brings an infringement action against Licensee or its Affiliates or Sublicensees because of the exercise of the rights granted Licensee under this Agreement, then Licensee shall have the right to defend such action under its own control and at its own expense; provided, however, that SERI shall have the right to intervene and assume sole control of such defense, at its own expense. Neither party shall enter into any settlement, consent judgment or other voluntary final disposition of any action under this Section 7.6 without the consent of the other party, which consent shall not be unreasonably withheld. Any recovery shall be first applied to reimburse each party pro rata for any out-of pocket expenses it may have incurred with respect to defense of such action and the remainder shall be retained entirely by the party controlling the action; provided, however, that any recovery for infringement will be distributed as described in Section 7.5.

Article 8 – Term and Termination

8.1	Term. Unless terminated earlier under the provisions of this Agreement, this Agreement will terminate on the expiration date of the last to expire of patents within Patent Rights.

8.2

Termination by Licensor. SERI has the right to immediately terminate this Agreement and all licenses granted hereunder by providing Licensee with written notice of termination, upon the occurrence of any of the following events.

8.2.1	Licensee ceases to carry on its business with respect to Licensed Products.

8.2.2

Licensee fails to pay on schedule any royalty or other payment that has become due and is payable under Articles 3 or 4 of this Agreement and has not cured the default by making the required payment, together with interest due, within thirty (30) days of receiving a written notice of default from SERI requesting such payment.

8.2.3

Licensee fails to comply with any due diligence obligation provided for in Section 5.1, unless Licensee has cured the default by meeting the obligation within sixty (60) days of receiving written notice of default from SERI.

8.2.4	Licensee defaults in its obligations to procure and maintain insurance under Section 9.2.

8.2.5	An officer of the Licensee is convicted of a felony relating to the manufacture, use, sale or importation of Licensed Products.

8.2.6

Licensee materially breaches any other provision of this Agreement, unless Licensee has cured the breach within ninety (90) days of receiving written notice from SERI specifying the nature of the breach.

8.2.7

Termination for Insurance and Insolvency. SERI may terminate this Agreement pursuant to Section 9.2 if Licensee fails to obtain and maintain the insurance required by Section 9.2. SERI or Licensee may terminate this Agreement immediately upon written notice, with no further notice obligation or opportunity to cure, if SERI or Licensee shall become insolvent, shall make an assignment for the benefit of creditors, or shall have a petition in bankruptcy filed for or against it.

8.3

Termination by Licensee. Licensee has the right to terminate this Agreement (a) without cause by giving SERI one hundred and eighty (180) days prior written notice, or (b) upon material breach of this Agreement, which breach remains uncured ninety (90) days after written notice of same is given to SERI.

8.4	Effect of Termination.

8.4.1

No release. Upon termination of this Agreement for any reason, nothing in this Agreement may be construed to release either party from any obligation that matured prior to the effective date of the termination.

8.4.2

Survival. The provisions of Section 3.1.1 (Past Patent Expenses), Section 3.1.3 (License Fee), Article 4 (Royalty Reports, Payments and Financial Records), Section 5.5 (Publicity - Use of Name), paragraph 8.4.3 (Inventory), Section 8.4.4 (Sublicenses), Article 9 (Indemnification, Defense and Insurance), Article 10 (Limited Warranties) and Article 12 (Dispute Resolution) survive termination or expiration of this Agreement.

8.4.3	Inventory. Licensee, any Affiliate(s) and any Sublicensees whose sublicenses are not converted as provided in paragraph 8.4.4, may, after the effective date of termination, sell all Licensed Products that are in inventory as of the date of written notice of termination, and complete and sell Licensed Products which the licensed entity(ies) can clearly demonstrate were in the process of manufacture as of the date of written notice of termination, provided that Licensee shall pay to SERI the royalties thereon as required by Article 3 and shall submit the reports required by Article 4 on the sales of Licensed Products.

8.4.4

Sublicenses. Any sublicenses will terminate contemporaneously with this Agreement. However, any Sublicensee not in default under its sublicense may request conversion of the sublicense to a license directly between SERI and Sublicensee. SERI shall not unreasonably withhold its acceptance of such conversion, however, as a condition of SERI’s acceptance, the Sublicensee must first agree to be bound by all of the provisions of this Agreement.

Article 9 – Indemnification, Defense and Insurance

Indemnification and Defense.

9.1

(a) Licensee shall indemnify, defend and hold harmless SERI and its trustees, officers, medical and professional staff, employees and agents and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss or expense (including reasonable attorney’s fees and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any third party claims, suits, actions, demands or judgments: arising out of any theory of product liability (including, but not limited to, actions in the form of contract, tort, warranty, or strict liability) concerning any product, process or service made, used or sold or any right or license granted under this Agreement.

(b) Licensee’s indemnification under this Section 9 shall not apply to liability, damage, loss or expense to the extent that it is directly attributable to the negligent activities, reckless misconduct or intentional misconduct of the Indemnitees.

(c) Licensee agrees, at its own expense, to provide attorneys reasonably acceptable to the Institution to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

(d) This Section 9.1 shall survive expiration or termination of this Agreement.

9.2

Insurance. Beginning no later than the time any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a sub-licensee, affiliate or agent of Licensee, Licensee shall, at its own cost and expense procure and maintain Commercial General Liability (CGL) insurance or other coverage acceptable to the Institution in amounts not less than $2 Million per incident or occurrence and $2 Million annual aggregate and naming the Indemnitees as additional insureds. Such CGL or other insurance shall provide:

(a)	Product liability coverage, and

(b)	Contractual liability coverage for Licensee’s indemnification under Section 9 of this Agreement.

If Licensee elects to self-insure all or parts of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be reasonably acceptable to the Institution and CRICO. The minimum amount of insurance coverage required under this Section 9.2 shall not be construed to create a limit of Licensee’s liability with respect to its indemnification under Section 9.1 of this Agreement. Licensee shall provide the SERI with written evidence of such insurance upon request of SERI. Licensee shall provide SERI with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance, and:

(c)

If Licensee does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, SERI shall have the right to terminate this Agreement effective at the end of such fifteen (15) days without notice of any additional waiting period.

(d)	Licensee shall maintain such CGL or other insurance during

(i)

the period that any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a Sublicensee, Affiliate or agent of Licensee;

(ii)	a reasonable period after the period referred to in (iii) (a) above, which in no event shall be less than seven (7) years.

(e)	This Section 9.5 shall survive expiration or termination of this Agreement.

Article 10 – Limited Warranties

10.1	SERI Intellectual Property. As of the Effective Date SERI represents and warrants to Licensee, to the best of its knowledge, as follows:

(a)

SERI owns or controls the Licensed Intellectual Property existing as of the Effective Date free and clear of all liens and other encumbrances (except as set forth in Section 2.4 hereof) and is entitled to grant the licenses specified herein. SERI has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Licensed Intellectual Property in a manner that conflicts with any rights granted to Licensee hereunder, and SERI is under no obligation to make any such transfers, conveyances or encumbrances.

(b)	There is no actual or threatened infringement or misappropriation of the Licensed Intellectual Property by any Third party.

(c)

There are no written claims asserted or, to SERI’s knowledge, threatened against SERI or judgments or settlements against or amounts with respect thereto owed by SERI or any of its Affiliates relating to the Patent Rights. No claim or litigation has been brought or, to SERI’s knowledge, threatened by any Third party alleging that (a) the Patent Rights are invalid, unpatentable or unenforceable, (b) the Patent Rights or the licensing or exploiting of the Patent Rights violates, infringes, misappropriates or otherwise conflicts or interferes with any intellectual property or proprietary right of any third party, or (c) any third party has any right, title or interest in, to or under any of the Patent Rights.

10.2

OTHER THAN THE WARRANTIES EXPRESSLY SET FORTH HEREIN, SERI MAKES NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY PATENT, TRADEMARK, SOFTWARE, TRADE SECRET, TANGIBLE RESEARCH PROPERTY, INFORMATION OR DATA LICENSED OR OTHERWISE PROVIDED TO LICENSEE HEREUNDER AND HEREBY DISCLAIMS THE SAME.

10.3

OTHER THAN THE WARRANTIES EXPRESSLY SET FORTH HEREIN, SERI DOES NOT WARRANT THE VALIDITY OF THE PATENT RIGHTS LICENSED HEREUNDER AND MAKES NO REPRESENTATION WHATSOEVER WITH REGARD TO THE SCOPE OF THE LICENSED PATENT RIGHTS OR THAT SUCH PATENT RIGHTS MAY BE EXPLOITED BY LICENSEE, AFFILIATE OR SUBLICENSEE WITHOUT INFRINGING OTHER PATENTS. IF BIOLOGICAL MATERIALS ARE LICENSED HEREUNDER, SERI MAKES NO REPRESENTATION THAT SUCH MATERIALS OR THE METHODS USED IN MAKING OR USING SUCH MATERIALS ARE FREE FROM LIABILITY FOR PATENT INFRINGEMENT.

10.4

EXCEPT WITH RESPECT TO A BREACH OF ITS CONFIDENTIALITY OR INTELLECTUAL PROPERTY OBLIGATIONS HEREUNDER, OR A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT WITH EITHER PARTY WILL BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, INCLUDING WITHOUT LIMITATION, LOST PROFITS.

Article 11 – Notices

11.1	Notices to SERI. Unless otherwise specified in this Agreement, reports, notices and other communications from Licensee to SERI as provided hereunder must be sent to:

Director, Intellectual Property & Commercial Ventures

Massachusetts Eye and Ear

243 Charles Street

Boston, MA 02114

or other individuals or addresses as SERI subsequently furnish by written notice to Licensee.

11.2	Notices to Licensee. Unless otherwise specified in this Agreement, reports, notices and other communications from SERI to Licensee as provided hereunder must be sent to:

Ocugen, Inc.

5 Great Valley Parkway

Suite 160

Malvern PA 19355

Attn: [___]**

or other individuals or addresses as Licensee subsequently furnish by written notice to SERI.

Article 12 – Dispute Resolution

12.1

Negotiation between the parties. The parties shall first attempt to resolve any controversy that arises from this Agreement, or claim for breach of the Agreement, by good faith negotiations, first between their respective business development representatives and then, if necessary, between senior representatives for the parties, such as an Officer of Massachusetts Eye and Ear (or a designee to be appointed) and the President of Licensee.

12.2

Non-Binding Mediation. If the controversy or claim cannot be settled through good faith negotiation between the parties, the parties agree first to try in good faith to settle their dispute by non-binding mediation under the Mediation Rules of the American Arbitration Association, before resorting to arbitration, litigation or other dispute resolution procedure.

Article 13 – Independent Contractor

13.1

For the purpose of this Agreement and all services to be provided hereunder, both parties are and will be deemed to be, independent contractors and not agents or employees of the other. Neither party has authority to make any statements, representations or commitments of any kind, or to take any action, that will be binding on the other party.

Article 14 – Severability

14.1

If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

Article 15 – Force Majeure

15.1

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including without limitation, fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.

Performance shall be excused only to the extent of and during the reasonable continuance of such disability

Article 16 – Non-Assignability

16.1

Neither this Agreement nor any part of the Agreement is assignable by either party without the express written consent of the other, which consent a party will not unreasonably withhold. However, Licensee may assign this Agreement in conjunction with a sale of stock, merger, consolidation or other change of control of Licensee, or the sale or other transfer to a third party of all or substantially all of Licensee’s business to which the subject matter of this Agreement relates. Any attempted assignment without such consent is void.

Article 17 – Entire Agreement

17.1

This instrument contains the entire Agreement between the parties. No verbal agreement, conversation or representation between any officers, agents, or employees of the parties either before or after the execution of this Agreement may affect or modify any of the terms or obligations herein contained.

Article 18 – Modifications in Writing

18.1	No change, modification, extension, or waiver of this Agreement, or any of the provisions herein contained is valid unless made in writing and signed by a duly authorized representative of each party.

Article 19 – Governing Law

19.1

The validity and interpretation of this Agreement and the legal relations of the parties to it are governed by the laws of the Commonwealth of Massachusetts without regard to any choice of law principle that would dictate the application of the law of another jurisdiction.

Article 20 – Captions

20.1	The captions are provided for convenience and are not to be used in construing this Agreement.

Article 21 – Construction

21.1	The parties agree that they have participated equally in the formation of this Agreement and that the language herein should not be presumptively construed against either of them.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

THE SCHEPENS EYE RESEARCH INSTITUTE, INC.		OCUGEN, INC.

By:	/s/	By:	/s/

Name:		Name:

Title:		Title:

Date:		Date: